UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

QUANTUM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-3449 (Commission File Number)	94-2665054 (I.R.S. Employer Identification No.)

224 Airport Parkway, Suite 300, San Jose, California (Address of principal executive offices)		95110 (Zip Code)

Garry Felker	(949) 856-7897
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Quantum Corporation has evaluated its current products and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). As a result of our due diligence efforts we determined that our products are DRC conflict undeterminable (as defined in Section 1.01(d)(5) of Form SD) and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available Company’s website at http://www.quantum.com, where the document may be found by clicking “About Us” from the home page, selecting “Investor Relations” and then clicking on “Corporate Governance.”

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 -- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM CORPORATION

/s/ SHAWN HALL
Shawn Hall
Senior Vice President and General Counsel

Date: May 30, 2014